As filed with the Securities and Exchange Commission on May 9, 2017.

Registration No. 333- 212395

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Invuity, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3803169
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

444 De Haro Street

San Francisco, CA 94107

(415) 665-2100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Philip Sawyer

Chief Executive Officer

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

(415) 665-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner

Allison B. Spinner

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

Facsimile: (650) 493-6811

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-212395)

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b 2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-3 (File No. 333- 212395), as amended, declared effective on July 21, 2016 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement on Form S-3 other than Item 16 of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.                 EXHIBITS

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California, on the day of May 9, 2017.

INVUITY, INC.

By:	/s/ Philip Sawyer
Philip Sawyer President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated below.

	Signature	Title	Date

	/s/ Philip Sawyer	President, Chief Executive Officer and Director	May 9, 2017
	Philip Sawyer	(Principal Executive Officer)

	/s/ James Mackaness	Chief Financial Officer	May 9, 2017
	James Mackaness	(Principal Financial and Chief Accounting Officer)

	/s/ *	Director	May 9, 2017
William Burke

	/s/ *	Director	May 9, 2017
Randall Lipps

	/s/ *	Director	May 9, 2017
Gregory Lucier

	/s/ *	Director	May 9, 2017
Eric Roberts

	/s/ *	Director	May 9, 2017
Reza Zadno

*By:	/s/ James Mackaness
James Mackaness Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

1.2**	Controlled Equity OfferingSM Sales Agreement, dated July 1, 2016, by and between Invuity, Inc. and Cantor Fitzgerald & Co.

3.1(1)	Amended and Restated Certificate of Incorporation

3.2(1)	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3.3(1)	Amended and Restated Bylaws of the Registrant as currently in effect

4.1(2)	Specimen Common Stock Certificate of the Registrant

4.2(3)	Fourth Amended and Restated Investor Rights Agreement, dated February 6, 2015, as amended on March 4, 2015, by and among the Registrant and certain of its stockholders

4.3(3)	Warrant to purchase shares of Series B convertible preferred stock issued to Lighthouse Capital Partners VI, L.P., dated September 15, 2008

4.4(3)	Warrant to purchase shares of Series C convertible preferred stock issued to Silicon Valley Bank, dated December 17, 2010

4.5(3)	Warrant to purchase shares of Series D convertible preferred stock issued to Silicon Valley Bank, dated July 23, 2013

4.6(3)	Warrant to purchase shares of Series E convertible preferred stock issued to HealthCare Royalty Partners II, L.P., dated February 28, 2014

4.7*	Certificate of designation, preferences and rights with respect to any preferred stock issued hereunder

4.8*	Form of Depositary Agreement with respect to the depositary shares issued hereunder

4.9*	Form of Warrant with respect to each warrant issued hereunder

4.10*	Form of Unit with respect to any contractual units issued hereunder

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1**	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-5 to original filing of this Registration Statement on Form S-3)

*                 To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

**          Previously field.

(1)         Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2015 and incorporated herein by reference.

(2)         Filed as an exhibit to the Registrant’s Registration Statement on Form S-1/A (File No. 333-203505) filed with the SEC on June 1, 2015 and incorporated herein by reference.

(3)         Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-203505) filed with the SEC on April 17, 2015 and incorporated herein by reference.